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3/2/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 27 2015

Washington DC
404

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SEC FILE NUMBER
8- 66629

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2014__ AND ENDING __12/31/2014__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Envoy Securities, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4194 Royal Pine Drive

(No. and Street)

Colorado Springs	CO	80920
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kho & Patel

(Name – if individual, state last, first, middle name)

160 E Arrow Highway	San Dimas	CA	91773-3336
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/2/15

OATH OR AFFIRMATION

I, ___Bruce H Bruinsma_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Envoy Securities LLC_____ , as of ___December 31_____, 20__14___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

KIRSTEN D SAMUEL
Notary Public
State of Colorado

_____
Notary Public

_____
Signature

___CEO/CCO_____
Title

My commission expires 10/4/15.

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Envoy Securities, LLC

Financial Statements and
Independent Auditors' Report

December 31, 2014 & 2013

ENVOY SECURITIES, LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Envoy Securities, LLC
Colorado Springs, CO

We have audited the accompanying statements of financial condition of Envoy Securities, LLC (a New Hampshire Limited Liability Corporation) as of December 31, 2014 and 2013, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's responsibility for the financial statement

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

(Continued)

Opinion

In our opinion, the financial statements referred to about present fairly, in all material respects the financial position of Envoy Securities, LLC as of December 31, 2014 and 2013, and the results of its operations, changes in member's equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on supplementary information

Our audits of the financial statement were conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation of the basic financial statements taken as a whole.

KHO & PATEL

Kho & Patel

San Dimas, California
February 24, 2015

A PROFESSIONAL CORPORATION ■ CERTIFIED PUBLIC ACCOUNTANTS ■ MANAGEMENT CONSULTANTS
v: 909.971.1000 ■ f: 909.971.1001 ■ WWW.KHOPATEL.COM
160 E. ARROW HIGHWAY ■ SAN DIMAS, CA ■ 91773-3336

ENVOY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

<u>ASSETS</u>

		2014		2013
ASSETS				
Cash	$	94,554	$	37,454
Due from affiliates		5,918		500
Prepaid expenses		2,790		3,191
Total current assets		103,262		41,145
Deferred tax asset		14,120		22,137
Total assets	$	117,382	$	63,282

<u>LIABILITIES AND MEMBER'S EQUITY</u>

		2014		2013
LIABILITIES				
Accounts payable	$	5,600	$	9,785
Due to affiliates		-		1,050
Federal income tax payable		6,973		-
State/local income tax payable		2,195		-
Total liabilities		14,768		10,835
MEMBER'S EQUITY		102,614		52,447
Total liabilities and member's equity	$	117,382	$	63,282

See independent auditors' report and accompanying notes to financial statements

ENVOY SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUE		
Advisory fee and commission revenue	$ 336,738	$ 426,672
EXPENSES		
Broker dealer consulting	30,214	37,129
Contracted services	112,700	211,706
Legal and professional fees	13,000	13,575
Consulting and management fee	90,235	140,938
License and permits	10,879	8,637
Insurance - errors & omissions	11,554	-
Other operating expenses	804	735
Total operating expense	269,386	412,720
Operating profit	67,352	13,952
OTHER EXPENSES		-
Provision for income taxes	(17,185)	(5,390)
NET PROFIT	$ 50,167	$ 8,562

ENVOY SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
MEMBER'S EQUITY, BEGINNING OF YEAR	$ 52,447	$ 43,885
Net profit	50,167	8,562
MEMBER'S EQUITY, END OF YEAR	$ 102,614	$ 52,447

ENVOY SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	$ 50,167	$ 8,562
Deferred tax expense (income)	17,185	5,390
Changes in operating assets and liabilities, source (use) of cash:		
Due from affiliates	(5,418)	190
Prepaid expenses	401	(2,949)
Accounts payable	(4,185)	7,436
Due to affiliates	(1,050)	1,050
NET CASH PROVIDED BY OPERATING ACTIVITIES	57,100	19,679
NET INCREASE IN CASH	57,100	19,679
CASH, BEGINNING OF YEAR	37,454	17,775
CASH, END OF YEAR	$ 94,554	$ 37,454

Note 1 - Organization and Nature of Business

Envoy Securities, LLC ("Company") formally known as Sound Capital Management, LLC was organized as a New Hampshire Limited Liability Company on January 1, 2003. On April 19, 2011, an amendment was filed to the certificate of formation with the state of New Hampshire. This filing changed the name of the Company from Sound Capital Management, LLC to Envoy Securities, LLC.

The Company was established to provide financial consulting, brokerage and management services as an introducing broker, which accepts orders, but elects to clear the orders through a clearing broker. The Company performs traditional retail brokerage for its clients who each have individual accounts deposited with the clearing broker. The Company does not maintain custody of its clients' assets. The Company was granted a license as a broker/dealer by FINRA during 2005.

No limited member, in its capacity as a limited member, shall be liable for the debts, liabilities, contracts or any other obligation of the Company, except to the extent of their capital contribution, and no limited member shall be required to loan or otherwise advance funds to the Company.

On June 16, 2011, James McCarthy, the sole member of the Company sold his membership interest in the company to TMX Enterprises, Inc., a Colorado Corporation. As a result, the Company moved its offices to Colorado Springs, Colorado.

The Company maintains a Services Agreement with Christian Retirement Ministries ("CRM"), a California religious nonprofit corporation. Under the terms of this agreement, CRM provides the Company with certain services using registered representatives.

The Company maintains a Management Services agreement with Astute Management, LLC ("Astute"), a Colorado Limited Liability Company. Under the terms of this agreement, Astute provides the Company with day-to-day management and operation services, including the functions of the Chief Executive Officer, Secretary and Treasurer who direct and oversee all operations of the Company and the functions of the President and Chief Compliance Officer who manage the day-to-day operation of the Company.

The Company does not have any employees and therefore does not bear any employee-related costs.

Note 2 - Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to generally accepted accounting principles.

Note 2 - Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The LLC considers cash in the bank and all other highly liquid investments with an original maturity of less than three months to be cash and cash equivalents for the purposes of the statement of cash flows.

Allowance for Doubtful Accounts

The allowance for doubtful accounts represents an estimate by the Company's management of specific accounts deemed uncollectible.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for additions, major renewals and betterments are capitalized and expenditures for repairs are charged to expense as incurred. When assets are sold or retired, their costs and related accumulation depreciation are removed from the accounts, with any gain or loss included in net income.

Depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based on projected undiscounted cash flows associated with the assets. A loss is recognized for the difference between the fair value and the carrying amount of the asset. Fair value is determined based upon a market quote, if available, or is based on valuation techniques.

Depreciation is computed by the straight-line method over the estimated lives which are generally as follows:

Equipment	5 years
Furniture	5 years
Structures and Fixtures/Leaseholds	10 years or remaining life of the lease

Included in the statement of income are provisions for depreciation for the year ended December 31, 2014 and 2013 in the amount of $0 and $0, respectively.

Revenue Recognition

Revenue is recognized when services are performed. Commissions on brokerage transactions and on annuity contracts are recognized when the related transactions are settled.

Note 2 - Summary of Significant Accounting Policies (concluded)

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable. The carrying amount of all significant financial instruments approximates fair value due either to length of maturity or the existence of variable interest rates that approximate prevailing market rates and the credit risk of the Company.

Income Taxes

The Company was organized as a New Hampshire limited liability company. The Company made an election to be taxed as a corporation for income tax purposes effectively on January 1, 2004.

New Hampshire law recognizes limited liability companies. Limited liability companies are included in the definition of "business organizations" that are subject to the New Hampshire business profits tax at 8.5%.

On June 16, 2011, the Company was acquired by TMX Enterprises, Inc. As a result, the Company moved its offices to Colorado Springs, Colorado and is subject to Colorado corporate income tax rate at 4.63%.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 24, 2015, the date the financial statements were issued.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that they maintain a minimum net capital equal to the greater of $5,000 or six and two-thirds percent of aggregate indebtedness. It also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. At December 31, 2014 and 2013 the Company had net capital, as defined, of $79,786 and $26,619, respectively, that exceeded its required net capital of $5,000. At December 31, 2014 and 2013, the Company's ratio of aggregate indebtedness to net capital was 0.19 to 1 and 0.41 to 1, respectively.

Note 4 - Commitments and Contingencies

Service Agreements

The Company maintains a Services Agreement with Christian Retirement Ministries, a California nonprofit corporation. Under the terms of this agreement, Christian Retirement Ministries provides the Company with certain services using registered representatives.

Included in the statement of income are fees paid to Christian Retirement Ministries under this agreement for the years ended December 31, 2014 and 2013, in the amount of $112,700 and $211,706 respectively.

Management Service Agreement – Related Party

The Company maintains a Management Services agreement with Astute Management, LLC, a Colorado Limited Liability Company. Under the terms of this agreement, Astute Management, LLC provides the Company with day-to-day management and operation services.

Included in the statement of income are consulting and management fees paid to Astute Management, LLC under this agreement for the years ended December 31, 2014 and 2013, in the amount of $90,235 and $140,938 respectively.

The Company agrees to pay the reasonable out-of-pocket costs and expenses of its service providers incurred in connection with its duties under the respective agreements and to indemnify its service providers for any losses, claims, damages, liabilities and related expenses etc., which may arise out of the respective agreements unless they result from the service provider's bad faith, gross negligence, fraudulent actions or willful misconduct. The indemnity, which is provided solely by the Company, survives termination of the respective agreements. The Company has not had any prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 5 - Provision for Income Taxes

The components of provision for income taxes are:

Income taxes payable currently

Federal	$	(6,973)
State		(2,195)
Total income taxes receivable (payable) currently		(9,168)

Deferred income tax

Federal

Deferred tax asset - December 31, 2014	$	12,700		
Deferred tax asset - December 31, 2013		19,794		
			$	(7,094)

State

Deferred tax asset - December 31, 2014	$	1,420		
Deferred tax asset - December 31, 2013		2,343		
				(923)

Total deferred tax expense		(8,017)
Provision for income taxes	$	(17,185)

The total deferred tax asset at December 31, 2014 is $14,120 the components of which with regard to the current and long-term portions being:

Deferred tax asset - current	$	-
Deferred tax asset - long term		14,120
	$	14,120

The Company's effective income tax rate is lower than what would be expected if the statutory rate were applied to income from continuing operations primarily because of expenses deductible for tax purposes not deductible for financial reporting purposes.

Note 5 - Provision for Income Taxes (concluded)

Deferred income tax (concluded)

Generally, temporary differences giving rise to deferred tax assets consist of depreciation or amortization for tax purposes over the amount for financial reporting purposes, timing of franchise tax deduction, net operating losses carried forwards, and other accruals reported differently for financial reporting and tax purposes.

As of December 31, 2014, the Company has federal net operating loss of $6,688 which will expire in 2031.

Uncertain tax positions

The Company adopted the income standard related to the recognition and measurement of uncertain tax positions. The adoption of this standard had no financial statement effect for the Company. The Company is no longer subject to federal and New Hampshire tax examinations for the years prior to December 31, 2011 and Colorado state income tax examinations for the years prior to December 31, 2010.

Note 6 - Cash Flow Information

The Company considers all short-term investments with an original maturity of six months or less to be cash equivalents.

Cash paid for interest and income taxes during the year were as follows:

Interest	$	-
Income taxes	$	-

Note 7 - Certain Relationships and Related Transactions

Nature of Certain Relationships

The Company transacts business with a number of related parties which are owned in their entirety, or in part, by members, officers and employees of the Company as enumerated below:

- Astute Management, LLC   A management servicing company operated by officers of the Company

- TMX Enterprises, Inc.   Owner of 100% membership interest in Envoy Securities, LLC

- Envoy TPA and Recordkeeping, Inc.   Third-party administrator owned 100% by TMX Enterprises, Inc.

- Envoy Securities, Inc.   A corporation owned 100% by TMX Enterprises, Inc.

Due from/to Affiliates

Following is a summary of related party accounts receivable/(payable) at December 31:

	2014	2013
Envoy TPA and Recordkeeping, Inc.	$ -	$ 500
Astute Management, LLC	$ -	$ (1,050)
Envoy Securities, Inc.	$ 5,918	$ -

Supplementary Information

ENVOY SECURITIES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
NET CAPITAL		
Total member's equity	$ 102,614	$ 52,447
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital	102,614	52,447
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
B. Other (deductions) or allowable credits	-	-
Total capital and allowable subordinated liabilities	102,614	52,447
Deductions and/or charges		
A. Non-allowable assets:		
Securities not readily marketable	-	-
Exchange memberships	-	-
Furniture, equipment, and leasehold improvements, net	-	-
Receivable from affiliate	-	-
Other assets		
1. Additional charges for customer's and non-customer's security deposits	-	-
2. Additional charges for customer's and non-customer's commodity accounts	-	-
B. Aged fails-to-deliver		
1. Number of items – 0	-	-
C. Aged short security differences		
1. Number of items – 0	-	-
D. Secured demand note deficiency	-	-
E. Commodity futures contracts and spot commodities – proprietary capital charges	-	-
F. Other deductions and/or charges	22,828	25,828
Net capital before haircuts	79,786	26,619
Haircuts on securities (pursuant to rule 15c3-1(f))		
A. Contractual securities commitments	-	-
B. Deficit in securities collateralizing secured demand notes	-	-
C. Trading and investment securities		

ENVOY SECURITIES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
1. Bankers' acceptances, certificates of deposit, and commercial paper	$ -	$ -
2. U.S. and Canadian government obligations	-	-
3. State and municipal government obligations	-	-
4. Corporate obligations	-	-
5. Stocks and warrants	-	-
6. Options	-	-
7. Other securities	-	-
D. Undue concentrations	-	-
E. Other	-	-
Net capital	**$ 79,786**	**$ 26,619**

AGGREGATE INDEBTEDNESS

Items included in statements of financial condition	$ -	$ -
Short-term bank loans (secured by customers' securities)	-	-
Draft payables	-	-
Payable to brokers and dealers	-	-
Payable to clearing broker	-	-
Other accounts payable and accrued expenses	14,768	10,835
Items not included in statement of financial condition		
Market value of securities borrowed for which no equivalent is paid or credited	-	-
Other unrecorded amounts	-	-
	14,768	10,835
Less adjustment based on special reverse bank accounts	-	-
Total aggregate indebtedness	**$ 14,768**	**$ 10,835**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 985	$ 722
Minimum net capital required of reporting broker/dealer	$ 5,000	$ 5,000
Excess net capital	**$ 74,786**	**$ 21,619**

See independent auditors' report and accompanying notes to financial statements

ENVOY SECURITIES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Net capital	$ 79,786	$ 26,619
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 73,786	$ 20,619
Percentage of aggregate indebtedness to net capital	18.51%	40.70%

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of form X-17A-S as of December 31, 2014 and 2013)

There are no differences between the Company's computation and the net capital above.

ENVOY SECURITIES, LLC
SCHEDULE 2
STATEMENT OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2014 AND 2013

The LLC is exempt from Rule 15c3-3 under sections (k)(2)(ii).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member
Envoy Securities, LLC
Colorado Springs, CO

In planning and performing our audit of the financial statements of Envoy Securities, LLC (the Company) as of and for the year ended December 31, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over the financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes test of such practices and procedures that we considered relevant to the objectives in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregates debits) and net capital under the rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for the prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with a reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

(Continued)

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles, Rule 17 a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above errors or irregularities may occur and not be detected. Also, projection of an evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report are adequate at December 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17(a)-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KHO & PATEL

Kho & Patel

San Dimas, California
February 24, 2015

A PROFESSIONAL CORPORATION ▪ CERTIFIED PUBLIC ACCOUNTANTS ▪ MANAGEMENT CONSULTANTS
v: 909.971.1000 ▪ f: 909.971.1001 ▪ WWW.KHOPATEL.COM
160 E. ARROW HIGHWAY ▪ SAN DIMAS, CA ▪ 91773-3336